UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[  ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2013 to October 27, 2013

Commission file number  1-2402

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clougherty Packing, LLC 401(k) Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Clougherty Packing, LLC
401(k) Plan

Audited Financial Statements and Supplemental Schedule

For the Period From January 1, 2013 Through

October 27, 2013, and the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Clougherty Packing, LLC 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Clougherty Packing, LLC 401(k) Plan (the Plan) as of October 27, 2013 and December 31, 2012, and the related statements of changes in net assets available for benefits for the period from January 1, 2013 to October 27, 2013, and for  the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2013 and December 31, 2012, and the changes in net assets available for benefits for the period from January 1, 2013 to  October 27, 2013, and for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary information included in Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  The supplementary information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Weinberg & Company, P.A.

Los Angeles, California

April 25, 2014

Clougherty Packing, LLC
401(k) Plan

Statements of Net Assets Available for Benefits

	October 27, 2013	December 31, 2012
Assets
Cash, non-interest bearing	$–	$78,157
Investments, at fair value	29,250,435	23,971,147
Receivables:
Contributions from Clougherty Packing, LLC	445,353	929,831
Contributions from participants	28,442	–
Total receivables	473,795	929,831
Total assets	29,724,230	24,979,135

Liabilities
Excess contributions	–	40,513
Total liabilities	–	40,513
Net assets available for benefits, at fair value	29,724,230	24,938,622
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(495,480)	–
Net assets available for benefits	$29,228,750	$24,938,622

See accompanying notes.

Clougherty Packing, LLC
401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Period from January 1, 2013 Through October 27, 2013	Year Ended December 31, 2012
Additions:
Contributions from Clougherty Packing, LLC	$800,450	$929,831
Contributions from participants	1,279,849	1,423,561
Employee rollover	143,474	24,663
Investment income	219,182	–
Transfer of assets	113,676	–
Total additions	2,556,631	2,378,055

Deductions:
Distributions	1,182,717	2,608,573
Administrative expenses	18,279	27,978
Total deductions	1,200,996	2,636,551

Net realized and unrealized appreciation in fair value of investments	2,934,493	2,581,452
Net additions	4,290,128	2,322,956
Net assets available for benefits at beginning of period/year	24,938,622	22,615,666
Net assets available for benefits at end of period/year	$29,228,750	$24,938,622

See accompanying notes.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements

For the Period from January 1, 2013 to October 27, 2013

and for the Year Ended December 31, 2012

1. Significant Accounting Policies

The accounting records of the Clougherty Packing, LLC (the Company or the Sponsor) 401(k) Plan (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Employee Benefits Committee (the Committee) of Hormel Foods Corporation, the parent company of the Sponsor,  is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments.  The Committee is comprised of officers and a director of Hormel Foods Corporation and reports to the compensation committee of Hormel Foods Corporation.  For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record-keeper to obtain information on the fair value of these assets. The record-keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2012 excess contributions to the applicable participants on February 27, 2013.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan

On August 16, 2013 the Board of Managers of Clougherty Packing, LLC approved merging the two profit sharing/401k plans for eligible employees of Clougherty Packing, LLC and its affiliated companies. Effective September 1, 2013, the Clougherty Packing, LLC Savings and Thrift Plan and the Clougherty Packing, LLC Operating Engineers 401(k) Plan were merged into one plan entitled Clougherty Packing, LLC 401(k) Plan.

On August 16, 2013 the Board of Managers of Clougherty Packing, LLC approved amending the plan year end date from December 31 to the last Sunday in October, effective January 1, 2013.  The October year-end will be consistent with the other plans sponsored by Hormel Foods Corporation.

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan, sponsored by Clougherty Packing, LLC, is a defined-contribution profit-sharing plan that includes a cash or deferred arrangement covering certain employees of Clougherty Packing, LLC, Champ, LLC, and PFFJ, LLC. Employees generally become participants in the Plan on the enrollment date following three months of continuous service, with respect to employee deferral contributions.

Employees who elect to become members of the Plan authorize a deduction of 1% to 50% of their compensation for each pay period, subject to IRS limitations. An eligible employee who has not made an election to participate in the Plan shall be deemed a member of the Plan and will automatically contribute 4% to the Plan through payroll deduction. The automatic enrollment feature is not available to employees of Champ, LLC or PFFJ, LLC and the operating engineers employees of Clougherty Packing, LLC, so these employees must elect to become a member of the Plan. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. The Sponsor provides matching contributions and may provide discretionary contributions. These contributions vary according to employee classification and employer.

Each participant’s account is credited with the participant’s and the Sponsor’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant contributions are always fully vested. Participants become 100% vested after six years (20% per year beginning with the second year) in the company discretionary and company match accounts. Forfeitures used to reduce employer contributions for the period from January 1, 2013 to October 27, 2013 and for the year ended December 31, 2012, were $78,249 and $43,734, respectively. Cumulative forfeited nonvested accounts as of October 27, 2013 and December 31, 2012, were $41,528 and $78,157, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the period from January 1, 2013 to October 27, 2013 and for the year ended December 31, 2012, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Period from January 1, 2013 to October 27,	Year Ended December 31,
	2013	2012
Net appreciation in fair value during the year:
Pooled separate accounts	$1,805,694	$2,581,452
Collective trusts	793,103	–
Mutual funds	334,062	–
Nonpooled separate account (containing Hormel Foods Corporation common stock)	1,634	–
	$2,934,493	$2,581,452

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 27, 2013	December 31, 2012
Separate trust account:
State Street Corporation:
Loomis Sayles Value Y	$1,529,204	$–
Harbor Capital Appreciation	2,104,888	–
BlackRock LifePath Index 2015	2,168,330	–
BlackRock LifePath Index 2020	1,860,822	–
BlackRock LifePath Index 2025	2,031,894	–
BlackRock LifePath Index 2030	2,987,647	–
BlackRock Russell 2500 Index	1,809,862	–
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	5,879,962	–

Pooled separate accounts:
John Hancock Life Insurance Company:
Lifestyle Aggressive Fund	–	1,424,184
Lifestyle Growth Fund	–	3,028,207
Lifestyle Balanced Fund	–	2,736,118
Blue Chip Growth Fund I (T. Rowe Price)	–	1,869,016
PIMCO Total Return Admin	–	1,267,184
John Hancock Stable Value Fund I	–	4,736,437

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                 Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                 Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                 Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

During 2013, the Plan adjusted certain investment options for participant accounts. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

2013 Investments

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market, and thus, these investments are classified within Level 1 of the valuation hierarchy.

•                 The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                 The international equities investment includes a mix of predominately foreign common stocks and cash.

•                 The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represent the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                 The LifePath funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                 The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                 The international equities fund includes a mix of predominately foreign common stocks and cash.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                 The fixed income fund includes a mix of domestic securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, and cash.

Non-pooled Separate Account

The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants were permitted to invest in Hormel Foods Corporation stock on September 1, 2013. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by Hormel Foods Corporation prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise.  Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately .27% of the total investments in the Plan at October 27, 2013.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits; therefore, the General Investment Account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as investment year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract.  The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record-keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e. the “experience rate”.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The following table presents the Plan’s Level 3 investment, the valuation technique used to measure the fair value and the significant unobservable inputs and the values for those inputs.

October 27, 2013

Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average
General investment account	$5,879,962	Liquidation	Assumed interest rate Experience rate	1.20% 3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

The crediting interest rate on the General Investment Account was 3.10% as of October 27, 2013. The average yield was 4.24% for the period from January 1, 2013 to October 27, 2013, which approximates the actual interest rate credited to the plan participants.

2012 Investments

Pooled Separate Accounts

Fair value represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding. The pooled separate accounts are deemed to be Level 2.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The lifecycle and lifestyle funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities funds include a mix of predominately U.S. common stocks, cash, and fixed income.

The international equities funds include a mix of predominately foreign stocks, cash, and fixed income.

The balanced fund includes a mix of predominately U.S. common stocks, foreign stock, domestic and foreign securities, and cash.

The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 27, 2013 and December 31, 2012, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$3,971,415	$3,971,415	$–	$–
International equities	916,459	916,459	–	–
Fixed income	1,192,986	1,192,986	–	–
Total mutual funds	6,080,860	6,080,860	–	–
Collective trusts:
LifePath funds	13,982,346		13,982,346
U.S equities	3,185,251	–	3,185,251	–
International equities	35,488	–	35,488	–
Fixed income	7,963	–	7,963	–
Total collective trusts	17,211,048	–	17,211,048	–
Total separate trust accounts	23,291,908	6,080,860	17,211,048	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	78,565	78,565	–	–

General Investment Account	5,879,962	–	–	5,879,962
	$29,250,435	$6,159,425	$17,211,048	$5,879,962

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at December 31, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$1,329,205	$–	$1,329,205	$–
Lifestyle funds	9,382,472	–	9,382,472	–
U.S. equities	5,678,453	–	5,678,453	–
International equities	1,373,348	–	1,373,348	–
Balanced fund	204,049	–	204,049	–
Fixed income	6,003,620	–	6,003,620	–

	$23,971,147	$–	$23,971,147	$–

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

General Investment Account
Balance, December 31, 2012	$–
Purchases	38,231,119
Sales	(32,878,262)
Interest and dividend income*	31,625
Realized gains**	–
Unrealized gains relating to investments still held at the report date**	495,480
Balance, October 27, 2013	$5,879,962

*    Included in investment income, statements of changes in net assets available for benefits

**  Included in adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts, statements of net assets available for benefits

Clougherty Packing, LLC
401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 1, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 27, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan holds units of collective trust funds managed by State Street Global Markets, LLC. The Plan invests in the common stock of Hormel Foods Corporation. The Plan invests in the General Investment Account of the record-keeper, the Massachusets Mutual Life Insurance Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Clougherty Packing, LLC
401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 95-1465844 Plan Number: 002

October 27, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund *	7,794 units	$78,565

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	270,004 units	5,384,482

Separate trust accounts:
State Street Corporation*:
BlackRock LifePath Index 2015	212,846 units	2,168,330
BlackRock LifePath Index 2020	181,141 units	1,860,822
BlackRock LifePath Index 2025	196,672 units	2,031,894
BlackRock LifePath Index 2030	287,442 units	2,987,647
BlackRock LifePath Index 2035	138,275 units	1,444,888
BlackRock LifePath Index 2040	111,711 units	1,172,427
BlackRock LifePath Index 2045	80,955 units	852,873
BlackRock LifePath Index 2050	63,274 units	669,510
BlackRock LifePath Index 2055	15,766 units	167,319
BlackRock LifePath Index Retirement	61,669 units	626,636
BlackRock S&P 500 Stock Fund	125,955 units	1,375,389
BlackRock Russell 2500 Index	159,802 units	1,809,862
BlackRock MSCI ACWI ex-US Index	3,365 units	35,488
BlackRock US Debt Index	807 units	7,963
Wasatach Small Cap Growth Fund	9,006 units	125,421
Loomis Sayles Value Y	138,791 units	1,529,204
Harbor Capital Appreciation	180,844 units	2,104,888
Wells Fargo Advantage Intrinsic Small Cap Value	18,969 units	211,902
Dodge & Cox International Stock Fund	65,580 units	916,459
PIMCO Total Return Instl	122,191 units	1,192,986
Total separate trust accounts		23,291,908

Total assets (held at end of year)		$28,754,955

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CLOUGHERTY PACKING, LLC 401(K) PLAN

Date: April 25, 2014	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm